Exhibit 1

Transactions in Securities of the Issuer Since the Filing of Amendment No. 2 to the Schedule 13D

Nature of the Transaction	Securities Acquired/(Disposed)	Price Per Security ($)	Date of Transaction

DANIEL S. FARB

Sale of Common Stock	(92,800)	3.9708	10/20/2025
Sale of Common Stock	(55,103)	3.5498	10/21/2025